Exhibit 3.6

FIRST AMENDMENT

TO

AMENDED AND RESTATED

BYLAWS OF PROSPECT MEDICAL HOLDINGS, INC.

The corporation’s Amended and Restated Bylaws shall be amended as follows:

1.             The following phrase shall be added to the beginning of the first sentence of Section 3.13:

Section 3.13 – Approval of Loans to Officers

“Unless otherwise prohibited by applicable federal or state law or by the rules and regulations of any exchange upon which this corporation’s securities are traded…”

2.             The following phrase shall be added to the beginning of the first sentence of Section 6.5:

Section 6.5 – Payment of Expenses in Advance

“Unless otherwise prohibited by applicable federal or state law or by the rules and regulations of any exchange upon which this corporation’s securities are traded…”

Adopted and Approved: May 7, 2004